TXP CORPORATION
1299 Commerce Drive
Richardson, TX 75081

October 10, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TXP Corporation (the “Company”)
Registration Statement on Form SB-2
Filed August 28, 2006
File No. 333-136940

Ladies and Gentlemen:

We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company has elected not to pursue the registration of the securities included therein at this time. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact Eric Pinero at (212) 930-9700.

Thank you for your assistance in this matter.

TXP CORPORATION

By:	/s/ Michael Shores
Michael Shores
Chief Executive Officer